

SECURI[TIES AND EXCHANGE COMM]ISSION

05042000

SD 3/30/05

SEC FILE NO.
8-66265

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 29 2005
SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/19/03 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACKRELL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1 MARKET STREET STEUART TOWER, SUITE 1710
(No and Street)

SAN FRANCISCO	CALIFORNIA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL K. ACKRELL (415) 995-2001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/30

OATH OR AFFIRMATION

I, **MICHAEL K. ACKRELL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ACKRELL CAPITAL, LLC** as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



JOYCE GUTHRIE
Commission # 1446729
Notary Public - California
San Francisco County
My Comm. Expires Nov 18, 2007

Signature

Managing Partner
Title

Joyce Guthrie, Notary Public
Notary Public
My comm. expires on 11/18/07

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ackrell Capital, LLC

(A Development Stage Company)

Annual Audit Report

December 31, 2004

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Ackrell Capital, LLC
(A Development Stage Company)

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Ackrell Capital, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Ackrell Capital, LLC (the Company) as of December 31, 2004, and the related statements of income (loss), changes in member's equity, and cash flows for the period November 19, 2003 through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ackrell Capital, LLC at December 31, 2004, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 9, 2005

Ackrell Capital, LLC
(A Development Stage Company)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 26,706
Prepaid expenses	320
Total assets	$ 27,026

Liabilities and Member's Equity

Accounts payable	$ 1,800
State tax payable	800
Due to member	4,427
Total liabilities	7,027
Member's equity	19,999
Total liabilities and member's equity	$ 27,026

See independent auditor's report and accompanying notes.

Ackrell Capital, LLC
(A Development Stage Company)

Statement of Income (Loss)

For the Period November 19, 2003 to December 31, 2004

Dividend income	$ 2
Expenses	
Professional fees	12,300
Rent	8,994
Other operating expenses	7,109
Total expenses	28,403
Loss before taxes	(28,401)
Tax provision	1,600
Net loss	$ (30,001)

See independent auditor's report and accompanying notes.

Ackrell Capital, LLC
(A Development Stage Company)

Statement of Changes in Member's Equity

For the Period November 19, 2003 to December 31, 2004

Member's Equity at November 19, 2003	$ -
Paid in capital	50,000
Net loss	(30,001)
Member's Equity at December 31, 2004	$ 19,999

See independent auditor's report and accompanying notes.

Ackrell Capital, LLC
(A Development Stage Company)

Statement of Cash Flows

For the Period November 19, 2003 to December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (30,001)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
(Increase) decrease in:	
Prepaid expenses	(320)
Increase (decrease) in:	
Accounts payable	1,800
State tax payable	800
Due to member	4,427
Net cash provided (used) by operating activities	(23,294)
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in capital	50,000
Net increase (decrease) in cash and cash equivalents	$ 26,706
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 26,706
SUPPLEMENTAL DISCLOSURE	
Tax paid	$ 800

See independent auditor's report and accompanying notes.

Ackrell Capital, LLC
(A Development Stage Company)

Notes to the Financial Statements

December 31, 2004

(1) Organization

Ackrell Capital, LLC (the Company), was organized as a Delaware limited liability company on November 19, 2003. The Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) effective June 1, 2004. The purpose of the Company is to act as a broker dealer engaging in mergers and acquisitions consulting.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

(3) Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3. The Company does not receive or hold customer funds or securities and the Company does not carry accounts of, or for, customers.

Ackrell Capital, LLC
(A Development Stage Company)

Notes to the Financial Statements

December 31, 2004

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2004, the Company's net capital was $19,679, which exceeded the requirement by $14,679.

(4) Related Party Transaction

At December 31, 2004, the Company owed its sole member $4,427 for expenses paid on behalf of the Company.

(6) Development Stage Operations

The Company was formed on November 19, 2003. Since inception, operations have been devoted primarily to obtaining regulatory approvals, capitalization, and other administrative functions. The Company was initially capitalized with cash from its sole member.

SUPPLEMENTAL INFORMATION

Ackrell Capital, LLC
(A Development Stage Company)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:	
Total member's equity qualified for net capital	$ 19,999
Less: Non-allowable assets	
Prepaid expenses	320
Net capital	$ 19,679
Net minimum capital requirement of 12.5% of aggregate indebtedness of $7,027 or $5,000, whichever is greater	5,000
Excess net capital	$ 14,679

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2004)

There were no material differences noted in the Company's net capital computation at December 31, 2004.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Ackrell Capital, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Ackrell Capital, LLC (the Company) for the period beginning November 19, 2003 and ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2004, and this report does not affect our report thereon dated March 9, 2005.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 9, 2005